UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
GENZYME CORPORATION
(Name of Subject Company)
GENZYME CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
372917104
(CUSIP Number of Common Stock)
Peter Wirth
Executive Vice President
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Paul M. Kinsella	Andrew R. Brownstein
Ropes & Gray LLP	Wachtell, Lipton, Rosen & Katz
Prudential Tower	51 West 52nd St
800 Boylston Street	New York, New York 10019
Boston, Massachusetts 02199	(212) 403-1000
(617) 951-7000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Genzyme Corporation, a Massachusetts corporation (the “Company” or “Genzyme”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010 (as previously amended, the “Schedule 14D-9”), relating to the unsolicited tender offer by GC Merger Corp., a Massachusetts corporation (“Offeror”) and wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Sanofi”), to purchase all of the outstanding shares of the Company’s common stock, par value $.01 per share (the “Shares”), at a purchase price of $69.00 per Share (the “Offer Price”), net to the selling shareholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”), included as Exhibits (a)(1)(A) and (a)(1)(B) to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Sanofi and Offeror with the SEC on October 4, 2010.
Item 8. Additional Information.
Item 8 of the Statement is hereby amended and supplemented by replacing the final paragraph under the heading “(d) Litigation – Federal Cases” with the following:
     On October 18, 2010, Warren Pinchuck filed a lawsuit allegedly on behalf of a putative class of shareholders in the U.S. District Court for the District of Massachusetts against the Company and the Company Board (the “Pinchuck Action”). The suit alleges that the defendants violated Section 14(e) of the Exchange Act by issuing a false and misleading Schedule 14D-9 statement and breached their fiduciary duties by, among other things, refusing to negotiate in good faith with Sanofi and by failing to allow due diligence to be performed to facilitate a higher offer being made by Sanofi or others. The suit seeks, among other relief (i) class action status, (ii) a declaration that the defendants have violated Section 14(e) of the Exchange Act, (iii) a declaration that the defendants have breached their fiduciary duties, (iv) an order enjoining the defendants from breaching their fiduciary duties by refusing to consider and respond to the Proposed Transaction in good faith, (v) an order enjoining the defendants from initiating any anti-takeover devices that would inhibit the defendants’ ability to maximize value for their shareholders, (vi) compensatory damages, to the extent injunctive relief is not granted, and (vii) an award to plaintiff of the costs of the action, including reasonable attorneys’ and experts’ fees and expenses.
     A copy of the petition in the Pinchuck Action is attached hereto as Exhibit (a)(17). The foregoing description of the Pinchuck Action is qualified in its entirety by reference to Exhibit (a)(17) hereto.
     The plaintiffs and the defendants in the Morelos Action, Malina Action, Resendes Action and Field Action expect to file a joint stipulation with the federal court seeking consolidation of the cases. The Company and its directors believe that the claims made by the stockholder plaintiffs in these federal actions are without merit and intend to defend them vigorously.
Item 8 of the Statement is hereby amended and supplemented by replacing the final paragraph under the heading “(d) Litigation – State Cases” with the following:
     On October 18, 2010, plaintiffs in the Chester Action, Kahn Action, Shade Action, and Louisiana Action filed a consolidated amended complaint allegedly on behalf of a putative class of shareholders in the Business Litigation Session of the Massachusetts Superior Court (Suffolk County) against the Company and the Company directors (the “Consolidated State Action”). The consolidated complaint alleges that the defendants breached their fiduciary duty by failing to properly inform themselves of Sanofi’s offer, by refusing to negotiate in good faith with Sanofi, and by attempting to thwart Sanofi’s proposed tender offer. The suit seeks, among other relief (i) class action status, (ii) a declaration that Defendants have breached their fiduciary duties, (iii) an order requiring Defendants to fully disclose all material information regarding the Schedule 14D-9, (iv) compensatory damages and (v) an award to plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees and expenses.
     A copy of the consolidated complaint in the Consolidated State Action is attached hereto as Exhibit (a)(18). The foregoing description of the Consolidation State Action is qualified in its entirety by reference to Exhibit (a)(18) hereto.

     The Company and its directors believe that the claims made by the stockholder plaintiffs in these state actions are without merit and intend to defend them vigorously.

Item 9.	Exhibits.

Item 9	of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(17)	Petition filed by Warren Pinchuck in the United States District Court for the District of Massachusetts on October 18, 2010.
(a)(18)
Consolidated Class Action Complaint filed by Chester County Employees Retirement Fund, Alan R. Kahn, David Shade and Louisiana Municipal Police Employees’ Retirement System in the Business Litigation Session of the Massachusetts Superior Court (Suffolk County) on October 18, 2010.

(a)(19)	Press release issued by Genzyme, dated October 20, 2010 (filed as exhibit 99.1 to Genzyme’s Form 8-K filed on October 20, 2010, and incorporated herein by reference).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2010	GENZYME CORPORATION
	By:	/s/ Peter Wirth
		Name:	Peter Wirth
		Title:	Executive Vice President